SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 31, 2008, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated October 31, 2008, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1.	To deduct 5% of the income for the fiscal year as Legal Reserve.-

2.	The distribution of a cash dividend of Ps. 20,000,000.-

3.	To move forward the income balance of the fiscal year to the next fiscal year, to empower the Board of Directors to dispose of the balance of free availability above mentioned and of the free reserves in accordance with the needs of the Company, considering the applicable regulation and ad referendum of the Shareholders’ Meeting, with power to, between others, distribute dividends or dispose the acquisition of shares issued by the Company, according to Resolution No. 535 of the Comision Nacional de Valores (the “CNV”) , section 220 of Argentine Companies’ Law No. 19,550, section 68 of Argentina Law No. 17,811 and other relevant provision of the Rules of the CNV. Such decision is based on the financial crisis in the international and argentine markets, which affects the price of the securities of the Company, currently differing with the effective value of the Company. As a consequence, is mandatory for the Company to protect the best interests of the shareholders from the significant downward trend in the prices of the securities.-

4.	That the shareholders’ personal assets tax, paid by the Company in its capacity of substitute taxpayer, shall be assumed by the Company, until such decision is modified by a Shareholders’ Meeting.-

5.	Renewal of the delegation on the Board of Directors of the power to determine the timing and issuance currency, term, price, form and payment conditions and interest rates, use of proceeds and the remaining terms and conditions, as was approved by the Shareholders’ Meeting dated October 31, 2006, of the issuance of the notes under the Global Note Program, as set forth by section 9 of Law No. 23,576.-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

	By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: November 3, 2008